PLANET411.COM
                        440 Boulevard Rene-Levesque Ouest
                                    Suite 400
                        Montreal, Quebec (Canada) H2Z 1V7

December 9, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Planet 411.com Inc.
     Registration Statement on Form 10
     (FILE NO.  000-27645) (THE "REGISTRATION STATEMENT")

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement, which was filed with the Securities and Exchange Commission (the "Commission") by Planet411.com Inc. on October 14, 1999.

Application  is  hereby  made  by  the  Company  to  withdraw  the  Registration
Statement. The Company has determined that, in view of the imminent effectiveness of the Registration Statement and the need to revise the materials contained therein to reflect the Company's evolving business plan, it is inadvisable to proceed with the registration of its common stock at this time.

As this document is being submitted at the suggestion of the Commission, the Company hereby requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest. If such consent is to be granted, please make sure that same takes place prior to December 13, 1999, on which date the Registration Statement would otherwise become effective.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, D. Roger Glenn (212\588-5511) or Marc A. Berger (212\588-5515) of Goodman Phillips & Vineberg.

Very truly yours,

PLANET411.COM INC.



/s/ JOSEPH FARAG
-----------------------
Joseph Farag, President